601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

March 6, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Mitchell Austin

Jan Woo

Re:	Clearwater Analytics Holdings, Inc.

Registration Statement on Form S-4

Filed February 11, 2025

File No. 333-284816

Ladies and Gentlemen:

This letter sets forth the response of Clearwater Analytics Holdings, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 24, 2025, with respect to the above referenced Registration Statement on Form S-4 (File No. 333-284816) filed by the Company with the Commission on February 11, 2025 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comments.

In addition, the Registration Statement has been revised in response to the Staff’s comments, and Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which is being concurrently filed with the submission of this letter, reflects these revisions and certain other updated information.

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Securities and Exchange Commission Division of Corporation Finance Office of Technology March 6, 2025 Page 2

Registration Statement on Form S-4

General

1.	Please revise the summary, risk factors or elsewhere in the forepart of the registration statement to clarify:

•	whether the Final Parent Stock Price will be known before the Election Deadline;

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Amended Registration Statement to clarify that the Final Parent Stock Price will only be known shortly after the Election Deadline.

•

whether Enfusion has the right to terminate the transaction if Clearwater’s common stock price falls below a certain price (i.e., walk-away rights) and, if so, Enfusion’s intention regarding resolicitation if walk-away rights are triggered and a discussion of the Enfusion board’s fiduciary duties to its shareholders with respect to such decision, including the factors the board will consider in deciding whether to exercise its walk-away rights;

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Amended Registration Statement to clarify that Enfusion does not have any walk-away or other rights to terminate the Transaction solely based on any decline in Clearwater’s common stock price.

•	an illustrative table using a reasonable range of prices of Clearwater’s common stock with columns indicating the respective exchange ratios and other relevant information;

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 19 of the Amended Registration Statement to include an illustrative table using a reasonable range of assumed share prices of Clearwater’s common stock and showing the impact of changes in such share prices on the Merger Consideration to be received by Enfusion Stockholders.

Securities and Exchange Commission Division of Corporation Finance Office of Technology March 6, 2025 Page 3

•	if material, the volatility of Clearwater’s common stock over a recent historical period and any risks relating to the volatility;

Response: The Company respectfully submits that the volatility of Clearwater’s common stock over the recent historical period has not been significant.

•	the time period anticipated between the vote and closing; and

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 19 of the Amended Draft Registration Statement to clarify the time period anticipated between the vote and closing.

•	how the 10% collar is calculated.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 57 of the Amended Registration Statement to clarify how the 10% collar is calculated.

2.	It appears that Enfusion stockholders will not make their cash/stock election at the same time as their vote. Please advise us of the applicability of the tender offer rules to the cash election.

Response: The Issuer respectfully submits that the provision in the Merger Agreement (defined below) that provides Enfusion stockholders the option to elect to receive the Per Share Mixed Consideration, the Per Share Stock Consideration or the Per Share Cash Consideration as Merger Consideration for the Transactions (the “cash/stock election”) does not give rise to a tender offer within the meaning of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”). The Issuer is neither soliciting tenders of shares of Enfusion Class A common stock, nor is it offering to purchase those shares. Rather, the cash/stock election feature in the Transactions is consistent with the election features described in “Situation B” of the Staff’s Interpretations Concerning the Application of Registration Requirements to Certain Tender Offers and the Application of Tender Offer Provisions to Certain Cash-Option Mergers, Release No. 34-14699, dated April 24, 1978 (the “Release”). In the Release, the Staff explained that under the circumstances described in “Situation B” it would not require a tender offer filing so long as the election occurs during the same time period that stockholders are voting on the merger proposal.

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 6, 2025

As described more fully below, the period for Enfusion stockholders to make a cash election is expected to run concurrently with the solicitation of proxies on the Enfusion merger and terminate immediately prior to the Enfusion Special Meeting. The election form will be delivered concurrently with copies of the proxy statement/prospectus to Enfusion stockholders. As such, Enfusion stockholders may consider the election as part of their investment decision to vote for or against the proposal to adopt the Merger Agreement, and the material risks involved in the election procedure will have been disclosed to Enfusion stockholders in the proxy statement/prospectus.

The Agreement and Plan of Merger dated as of January 10, 2025 (the “Merger Agreement”) provides that the Election Deadline will be a date prior to the closing of the transactions to be mutually agreed to by the Company and Enfusion. The parties have mutually agreed that the Election Deadline will be the close of business on the date that is one business day prior to the Enfusion Special Meeting, and the Company has revised the disclosure on page 4 of the Amended Registration Statement to disclose such Election Deadline. The Merger Agreement originally allowed the Election Deadline to occur on a to-be-determined date prior to the Effective Time to be mutually agreed upon by Clearwater and Enfusion because the parties wanted the Enfusion stockholders to make an election close in time to the Effective Date of the Transactions and recognized that the Effective Date may be delayed due to the time needed to obtain regulatory approvals. However, the only required regulatory or antitrust approval at issue was the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). On February 24, 2025, the waiting period under the HSR Act expired, and in light of such expiration, the Issuer expects that the election of Enfusion stockholders will occur substantially contemporaneously with the vote of the Enfusion stockholders, consistent with the fact pattern in “Situation B” described in the Release. Closing of the Transactions is expected to occur two business days after the approval of the Transactions by the Enfusion stockholders. The parties intend that the Election Deadline occur one business day immediately prior to the Enfusion stockholder vote, and the Company has revised the disclosure on page 4 of the Amended Registration Statement to disclose this intention.

Should there be an unexpected regulatory or other delay causing the Election Deadline to fall on a date after the date of the Enfusion Special Meeting, the Company believes any such delay would be short, and that in all events the application of the SEC’s tender offer rules to the election process would be unwarranted and not provide any new or relevant disclosure for Enfusion stockholders. We also note that in a series of no-action letters issued subsequent to the Release, the Staff expanded the scope of its position on tender offers beyond “Situation B” and permitted the election process to be conducted after the shareholder vote on the related merger without requiring compliance with the SEC’s tender offer rules. See United

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 6, 2025

Virginia Bankshares, Inc. (available March 21, 1983); Chemical New York Corporation (available May 4, 1987); Fidelcor, Inc. (available June 27, 1983); Dauphin Deposit Corporation (available February 7, 1983); The Kansas Power and Light Company (available February 13, 1991); and Entergy Corporation (available November 13, 1992). Moreover, the situation in which the Staff expressed concern in prior no-action letters (where a significant amount of time was expected to pass between a vote on the merger transaction and the cash Election Deadline) is not expected to occur in the circumstances at hand. Therefore, we believe this situation falls squarely within “Situation B” and the line of no-action letters issued after the Release allowing for such cash election provisions without compliance with the SEC’s tender offer rules.

3.

In order to better inform Enfusion stockholders on the value of the stock consideration as part of their decision on how much stock versus cash to elect, please consider providing these stockholders with a means of viewing the 10-Day Average Clearwater Common Stock VWAP for each day from the date of mailing through the Election Deadline.

Response: In response to the Staff’s comment, the Company advises the Staff that, for each day from the date of mailing through the Election Deadline, the Company will make available on its website the 10-Day Average Clearwater Common Stock VWAP for the ten-trading day period ending on (and including) the trading day preceding the date on which the Enfusion stockholders access this information. Additionally, Enfusion stockholders will be able to obtain the daily 10-Day Average Clearwater Common Stock VWAP during that period through contacting Enfusion’s proxy solicitor, Innisfree. The Company further advises the Staff that it has revised the disclosure on pages 3, 18, 28, and 57 of the Amended Registration Statement to inform Enfusion stockholders of the means to access this information.

Exhibits

4.	The exhibit index indicates that the Kirkland & Ellis tax opinion will be filed. Please also file the Dechert tax opinion or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-2 of the Amended Registration Statement and filed copies of the Kirkland & Ellis tax opinion and Dechert tax opinion with the Amended Registration Statement.

* * *

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

March 6, 2025

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Ross M. Leff at (212) 446-4947 of Kirkland & Ellis LLP.

Sincerely,

/s/ Ross M. Leff

Ross M. Leff

Via Email:

cc:	Sandeep Sahai

Alphonse Valbrune

Clearwater Analytics Holdings, Inc.

Constantine N. Skarvelis

Marshall P. Shaffer

Christie W.S. Mok

Kirkland & Ellis LLP

Mark E. Thierfelder

Eric S. Siegel

Michael S. Darby

Sarah Kupferman

Dechert LLP

Gregg L. Katz

Joshua M. Zachariah

James Ding

Goodwin Procter LLP